================================================================================


                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K
                    Report of Foreign Private Issuer Pursuant
         to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
                      For the quarter ended March 31, 2001

                        Commission File Number 000-27811

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                         60 Woodlands Industrial Park D
                           Street 2, Singapore 738406
                                  (65) 362-2838
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]    Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [ ]    No [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.


================================================================================

     The Company is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statements on Form F-3 (Registration No. 333-56878) and Form S-8 (Registration No. 333-89849).


CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

     Unless the context otherwise requires, references herein to "we," "us," the "company" or "Chartered" are to Chartered Semiconductor Manufacturing Ltd, a company organized under the laws of the Republic of Singapore.

     In this Quarterly Report on Form 6-K ("Quarterly Report"), all references to "$" and "US$" are to the legal currency of the United States, and all references to "S$" are to the legal currency of Singapore. References to a particular "fiscal" year are to our fiscal year ended December 31 of that year.

     Our financial statements are presented in accordance with United States generally accepted accounting principles ("U.S. GAAP"). In this Quarterly Report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.


FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

     This Quarterly Report contains forward-looking statements, as defined in the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our new fabrication facility and the accrual we have made for the estimated loss on a licensing agreement, reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could affect the forward looking statements are: changes in the market outlook and trends, the rate of technology migration, the competitiveness of our technology roadmap and customer demands, availability of materials, equipment, manpower and timely regulatory approvals for the completion and equipping of our new fabrication facility. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition, a description of certain other risks and uncertainties which could cause actual results to differ materially from those indicated in the forward-looking statements can be found in the section captioned "Risk Factors" in our Annual Report on Form 20-F filed with the Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                        PART I -- FINANCIAL INFORMATION

Item 1.  Financial Statements

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
          (In thousands of US Dollars, except share and per share data)

                                                                               US GAAP

                                                                     Three Months Ended March 31,
                                                                     ----------------------------
                                                                       2000               2001
                                                                     ---------          ---------
Net revenue                                                           $238,409           $206,689
Cost of revenue                                                        154,340            196,349
                                                                      --------           --------
Gross profit                                                            84,069             10,340
                                                                      --------           --------

Operating expenses:
  Research and development                                              17,306             21,191
  Fab start-up costs                                                    11,668              5,377
  Sales and marketing                                                    9,319              8,220
  General and administrative                                            16,618             12,898
                                                                      --------           --------
     Total operating expenses                                           54,911             47,686
                                                                     ---------           --------

Operating income (loss)                                                 29,158            (37,346)
Equity in loss of SMP                                                   (2,252)           (18,632)
Other income                                                             2,284              7,591
Interest income                                                          7,875             12,854
Interest expense                                                        (3,697)            (3,359)
Exchange gain (loss)                                                     1,799             (1,396)
                                                                      --------           --------
Income (loss) before income taxes                                       35,167            (40,288)
Income tax expense                                                      (3,770)            (8,613)
                                                                      --------           --------
Income (loss) before minority interest                                  31,397            (48,901)
Minority interest in loss of CSP                                         6,420             17,993
                                                                      --------           --------
Net income (loss)                                                     $ 37,817           $(30,908)
                                                                      ========           ========

Derivative and hedging activities, including cumulative
 effect-type-adjustment                                               $     --           $   (579)
Foreign currency translation                                                --                (16)
                                                                      --------           --------
Other comprehensive loss                                                    --               (595)
                                                                      --------           --------
Comprehensive income (loss)                                           $ 37,817           $(31,503)
                                                                      ========           ========

Net income (loss) per share and ADS

Basic net income (loss) per share                                        $0.03            $(0.02)
Diluted net income (loss) per share                                      $0.03            $(0.02)

Basic net income (loss) per ADS                                          $0.30            $(0.22)
Diluted net income (loss) per ADS                                        $0.29            $(0.22)

Number of shares (in millions) used in computing:
- basic net income (loss) per share                                    1,279.9            1,380.2
- effect of dilutive options                                              27.9                 --
                                                                      --------           --------
- diluted net income (loss) per share                                  1,307.8            1,380.2
                                                                      --------           --------

Number of ADS (in millions) used in computing:
- basic net income (loss) per ADS                                        128.0              138.0
- effect of dilutive options                                               2.8                 --
                                                                      --------           --------
- diluted net income (loss) per ADS                                      130.8              138.0
                                                                      --------           --------

The accompanying notes are an integral part of these condensed consolidated financial statements.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                          (In thousands of US Dollars)

                                                                               US GAAP

                                                                                As of
                                                                   ------------------------------
                                                                   December 31,         March 31,
                                                                       2000               2001
                                                                   ------------        ----------
ASSETS
Cash and cash equivalents                                           $  924,116         $  841,121
Accounts receivable                                                    185,042            147,167
Inventories                                                             34,003             17,911
Other current assets                                                    21,388             21,994
                                                                    ----------         ----------
     Total current assets                                            1,164,549          1,028,193
Property, plant and equipment, net                                   1,917,896          1,961,182
Investment in SMP                                                       90,408             62,714
Other non-current assets                                                44,269             42,799
                                                                    ----------         ----------
     Total assets                                                   $3,217,122         $3,094,888
                                                                    ==========         ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable                                                    $  191,205         $  173,608
Current installments of obligations under capital leases                 7,822              4,808
Current installments of long-term debt                                 156,343            153,914
Accrued operating expenses                                             205,340            182,545
Other current liabilities                                               55,118             55,551
                                                                    ----------         ----------
     Total current liabilities                                         615,828            570,426
Long-term debt, excluding current installments                         426,120            374,632
Other liabilities                                                       67,870             90,501
                                                                    ----------         ----------
     Total liabilities                                               1,109,818          1,035,559
Minority interest                                                      138,021            120,028
Shareholders' equity                                                 1,969,283          1,939,301
                                                                    ----------         ----------
     Total liabilities and shareholders' equity                     $3,217,122         $3,094,888
                                                                    ==========         ==========

The accompanying notes are an integral part of these condensed consolidated financial statements.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (In thousands of US Dollars)


                                                                               US GAAP

                                                                      For The Three Months Ended
                                                                     ----------------------------
                                                                      March 31,         March 31,
                                                                        2000              2001
                                                                     ----------         ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                    $  37,817          $ (30,908)
Adjustments to reconcile net income (loss) to net cash
 provided by operating activities:
  Equity in loss of SMP                                                  2,252             18,632
  Depreciation and amortization                                         71,291            104,966
  Foreign exchange (gain) loss on financing activities                  (1,527)               592
  Minority interest in loss of CSP                                      (6,420)           (17,993)
  Gain on disposal of property, plant and equipment                       (377)               (56)
  Other                                                                    941             (8,684)
Changes in operating working capital:
  Accounts receivable                                                    7,639             48,236
  Amount due to (from) ST, ST affiliates and SMP, net                   (1,528)              (411)
  Inventories                                                           (1,027)            16,092
  Prepaid expenses                                                      (1,550)            (1,884)
  Trade accounts payable                                                (1,822)            (3,701)
  Accrued operating expenses                                            34,224            (22,795)
  Other current liabilities                                              4,697              6,191
                                                                     ---------          ---------
Net cash provided by operating activities:                             144,610            108,277
                                                                     ---------          ---------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment                      2,778                 66
Purchase of property, plant and equipment                             (203,715)          (164,601)
Investment in SMP                                                       (8,784)                --
                                                                     ---------          ---------
Net cash used in investing activities:                                (209,721)          (164,535)
                                                                     ---------          ---------

CASH FLOWS FROM FINANCING ACTIVITIES
Customer deposits, net                                                 (12,776)            15,081
Long-term debt
  Borrowings                                                            59,880                 --
  Repayments                                                           (42,399)           (42,050)
Issuance of shares by the Company, net                                   1,494                764
Issuance of shares by CSP to minority shareholders                      23,426                 --
                                                                     ---------          ---------
Net cash provided by (used in) financing activities:                    29,625            (26,205)
                                                                     ---------          ---------

Net decrease in cash and cash equivalents                              (35,486)           (82,463)
Effect of exchange rate changes on cash and cash equivalents              (114)              (532)
Cash at the beginning of the period                                    544,996            924,116
                                                                     ---------          ---------
Cash at the end of the period                                        $ 509,396          $ 841,121
                                                                     =========          =========

The accompanying notes are an integral part of these condensed consolidated financial statements.

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 March 31, 2001

1.   Business and Organization

     Chartered Semiconductor Manufacturing Ltd currently owns, or has an interest in, five fabrication facilities, all of which are located in Singapore. Fabs 1, 2 and 3 are wholly-owned and operated by the Company. The Company does not have a Fab 4. Fab 5 is operated by Silicon Manufacturing Partners, or SMP, which is jointly-owned with Agere Systems Singapore Pte Ltd. Fab 6 is operated by Chartered Silicon Partners, or CSP, which is jointly-owned with Agilent Technologies Europe B.V. and an affiliate of the Government of Singapore. Recently, the Company completed a substantial portion of the construction of our sixth fab, Fab 7. Fab 7 is wholly-owned and will be operated by the Company.

     The Company was incorporated in Singapore in 1987. As of March 31, 2001, the Company was 60.8% owned by Singapore Technologies Pte Ltd, or ST, and its affiliates. ST is one of Singapore's largest industrial conglomerates and is indirectly wholly-owned by the Government of Singapore.


2.   Basis of Presentation

     The results of operations reflect the interim adjustments, all of which are of a normal recurring nature and which, in the opinion of management, are necessary for a fair presentation of the results for such interim period. The results reported in these unaudited condensed consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. These financial statements should be read in conjunction with the audited consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2000.


3.   Principles of Consolidation

     The accompanying condensed quarterly financial statements reflect the consolidated financial statements of Chartered Semiconductor Manufacturing Ltd and its majority owned and controlled affiliates. All significant intercompany balances and transactions have been eliminated in consolidation.


4.   Contingencies

     As is typical in the semiconductor industry, the Company from time to time receives communications from third parties asserting patents that cover certain of our technologies and alleging infringements of certain intellectual property rights of others. The Company has acquired certain technology licenses and may seek to obtain other licenses in the future. There can be no assurance that the Company will be able to obtain such future licenses on commercially reasonable terms, or at all.

     The Company has accrued a liability for, and charged to the results of operations, the estimated costs of obtaining such licenses. The amount accrued was $10.5 million as of March 31, 2001. No assurance can be given that such provisions are adequate.


5.   Inventories

     The Company states inventories at the lower of cost, determined on the weighted average basis, or market (net realizable value) and they consist of the following:

                                                                               As of
                                                                   -----------------------------
                                                                   December 31,        March 31,
                                                                      2000               2001
                                                                   ------------        ---------
                                                                   (In thousands of US Dollars)
Raw materials                                                        $ 2,349            $ 1,642
Work in process                                                       26,564             10,044
Consumable supplies and spares                                         5,166              6,310
                                                                     -------            -------
                                                                      34,079             17,996
Allowance for inventory obsolescence                                     (76)               (85)
                                                                     -------            -------
                                                                     $34,003            $17,911
                                                                     =======            =======

6.   Capital leases

     Future minimum lease payments under the US dollar denominated capital leases for equipment and machinery are as follows:

                                                                                As of
                                                                    -----------------------------
                                                                    December 31,        March 31,
                                                                        2000               2001
                                                                    ------------        ---------
                                                                    (In thousands of US Dollars)
Payable in year ending December 31,
 2001                                                                  $ 8,196             5,065
                                                                       -------           -------
Total minimum lease payments                                             8,196             5,065
Amounts representing interest at rates ranging from
 5.90% to 6.06% per annum                                                 (374)             (257)
                                                                       -------           -------
Present value of minimum lease payments                                  7,822             4,808
Less current installments of capital lease obligations                  (7,822)           (4,808)
                                                                       -------           -------
Obligations under capital leases, excluding current installments       $    --           $    --
                                                                       =======           =======

     The minimum lease payments are guaranteed by ST.

7.   Long-term debt

     The Company's long-term debt is summarized below:

                                                                                As of
                                                                    -----------------------------
                                                                    December 31,        March 31,
                                                                        2000               2001
                                                                    ------------       ----------
                                                                     (In thousands of US Dollars)
Singapore dollar loans at fixed rates of 4% to 4.25%
 repayable in semi-annual installments                               $ 387,513          $ 335,246
Singapore dollar loans at floating rates repayable in
 February 2002 and June 2002                                            57,550             55,900
US dollar loan at floating rates repayable in semi-annual
 installments                                                          137,400            137,400
                                                                     ---------          ---------
                                                                       582,463            528,546
Less current installments                                             (156,343)          (153,914)
                                                                     ---------          ---------
Long-term debt, excluding current installments                       $ 426,120          $ 374,632
                                                                     =========          =========


8.   Derivative instruments and hedging activities

     In June 1998 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." In June 2000 the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of SFAS No. 133." SFAS No. 133 and SFAS No. 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values. SFAS No. 133 and SFAS No. 138 are effective for all fiscal quarters of fiscal years beginning after June 30, 2000; the Company adopted SFAS No. 133 and SFAS No. 138 on January 1, 2001. In accordance with the transition provisions of SFAS. 133, the Company recorded a cumulative-effect-type adjustment of $8.1 million in accumulated other comprehensive income to recognize at fair value all derivatives that are designated as cash-flow hedging instruments and to derecognize net gains or losses on derivatives that had been previously deferred. Gains and losses on derivatives that were previously deferred as adjustments to the carrying amount of hedged items were not adjusted.

     All derivatives are recognized on the balance sheet at their fair value in other assets or other liabilities. On the date the derivative contract is entered into, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value" hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge), or a foreign-currency fair-value or cash-flow hedge ("foreign currency" hedge). The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

     Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk are recorded in earnings. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income, until earnings are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either earnings or other comprehensive income, depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. Changes in the fair value of derivative instruments that are not designated as part of a hedging relationship are reported in current-period earnings.

     The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is dedesignated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate. When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Company continues to carry the derivative on the balance sheet at its fair value, and no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Company continues to carry the derivative on the balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet and recognizes any gain or loss in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company continues to carry the derivative on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income are recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the balance sheet, and recognizes any changes in its fair value in earnings.

     The Company uses derivative instruments principally to manage identified foreign currency risks resulting from its Singapore dollar denominated debt and, to a lesser extent, its foreign currency purchase commitments which are denominated principally in Japanese yen. The Company uses foreign currency forward contracts to manage these risks and has designated them as foreign currency cash flow hedges. The Company uses foreign currency forward contracts which match the terms of the individual foreign currency exposures and, as a result, any ineffectiveness of the Company's hedges is negligible. Amounts included in other comprehensive income related to hedges of Singapore dollar denominated debt are reclassified into earnings in amounts equal to the transaction gain or loss resulting from the remeasurement of the debt into US dollars. The amounts reclassified into earnings are included in foreign exchange gain (loss). Amounts included in other comprehensive income related to hedges of foreign currency purchase commitments are reclassified into earnings (cost of revenue) when the asset related to the purchase commitment is depreciated. During the first quarter of 2001, a loss of $1.8 million related to SMP, an equity affiliate, was reclassified from other comprehensive income to equity in loss of SMP because it became probable that the original forecasted transaction would not occur in the near term.

     Most of the Company's derivatives are formally designated as cash flow foreign currency hedges. However, certain derivative instruments are not designated as part of a hedging relationship. These consist primarily of foreign currency forward contracts related to groups of forecasted foreign currency denominated purchases of fixed assets. While the Company expects these derivatives to be effective in hedging the variability in cash flows resulting from changes in foreign exchange rates, it does not believe it is practicable to formally document the hedging relationship and link the derivatives to specific forecasted transactions. Gains and losses on these instruments are included in foreign exchange gain (loss).

     The components of other comprehensive income related to derivative and hedging activities for the three months ended March 31, 2001 are as follows:


                                                                               Three Months Ended
                                                                                 March 31, 2001
                                                                          ----------------------------
                                                                          (in thousands of US Dollars)
Cumulative effect-type-adjustment at January 1, 2001, net                             $8,144
Reclassifications into earnings, net                                                   9,775
Net changes associated with current period hedging transactions                      (18,498)
                                                                                    --------
Balance at March 31, 2001                                                           $   (579)
                                                                                    ========


Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations


RESULTS OF OPERATIONS

The following table sets forth certain operating data as a percentage of net revenue for the periods indicated:

                                                                    Three Months Ended March 31,
                                                                  --------------------------------
                                                                  2000                       2001
                                                                  -----                      -----
                                                                  (as a percentage of net revenue)
Net revenue                                                       100.0%                     100.0%
Cost of revenue                                                    64.7                       95.0
                                                                  -----                      -----
Gross profit                                                       35.3                        5.0
                                                                  -----                      -----
Operating expenses:
  Research and development                                          7.3                       10.3
  Fab start-up costs                                                4.9                        2.6
  Sales and marketing                                               3.9                        4.0
  General and administrative                                        7.0                        6.2
                                                                  -----                      -----
    Total operating expenses                                       23.1                       23.1
                                                                  -----                      -----
Operating income (loss)                                            12.2                      (18.1)
Equity in loss of SMP                                              (0.9)                      (9.0)
Other income                                                        1.0                        3.7
Interest income                                                     3.3                        6.2
Interest expense                                                   (1.6)                      (1.6)
Exchange gain (loss)                                                0.8                       (0.7)
                                                                  -----                      -----
Income (loss) before income taxes                                  14.8                      (19.5)
Income tax expense                                                 (1.6)                      (4.2)
                                                                  -----                      -----
Income (loss) before minority interest                             13.2                      (23.7)

                                                                    Three Months Ended March 31,
                                                                  -------------------------------
                                                                  2000                      2001
                                                                  -----                     -----
                                                                  (as a percentage of net revenue)
Minority interest in loss of CSP                                    2.7                       8.7
                                                                  -----                     -----
Net income (loss)                                                  15.9%                    (15.0)%
                                                                  =====                     =====

Three months ended March 31, 2000 and March 31, 2001

     Net revenue. Net revenue decreased 13.3% from $238.4 million for the three months ended March 31, 2000 to $206.7 million for the three months ended March 31, 2001. The significant drop in revenues was due to lower shipments to the communications and consumer end markets, partially offset by a higher average selling price.

     The number of eight-inch equivalent wafers shipped decreased from 210.1 thousand wafers for the three months ended March 31, 2000 to 166.4 thousand wafers for the three months ended March 31, 2001 due to lower demand.

     Average selling price increased from $1,134 per wafer for three months ended March 31, 2000 to $1,242 per wafer for the three months ended March 31, 2001 as a result of product mix enrichment.

     Cost of revenue and gross profit. Cost of revenue increased 27.2% from $154.3 million for the three months ended March 31, 2000 to $196.3 million for the three months ended March 31, 2001 primarily due to higher depreciation. Gross profit was $10.3 million, or 5.0% of net revenue, down from $84.1 million, or 35.3% of net revenue, for the same quarter a year ago, reflecting lower revenues and higher cost of revenues.

     Research and development expenses. Research and development expenses increased by 22.5% from $17.3 million for the three months ended March 31, 2000 to $21.2 million for the three months ended March 31, 2001 as the Company stepped up investments in next-generation technologies and modules in support of its strategy to provide a full suite of processes necessary for enabling system-level integration.

     Fab start-up costs. Fab start-up costs of $11.7 million for the three months ended March 31, 2000 consists of start-up costs relating to Fab 6 (CSP) whereas the $5.4 million for the three months ended March 31, 2000 related to Fab 7.

     Sales and marketing expenses. Sales and marketing expenses decreased by 11.8% from $9.3 million for the three months ended March 31, 2000 to $8.2 million for the three months ended March 31, 2001.

     General and administrative expenses. General and administrative expenses decreased by 22.4% from $16.6 million for the three months ended March 31, 2000 to $12.9 million for the three months ended March 31, 2001 due primarily to expense-reduction programs.

     Equity in loss of SMP. Our share of the loss in SMP increased from $2.3 million for the three months ended March 31, 2000 to $18.6 million for the three months ended March 31, 2001 due primarily to a significant drop in the utilization rate caused by reduced demand.

     Other income. Other income increased from $2.3 million for the three months ended March 31, 2000 to $7.6 million for the three months ended March 31, 2001, due primarily to grant income from the Government of Singapore for our research and development activities and staff training.

     Interest income. Interest income increased from $7.9 million for the three months ended March 31, 2000 to $12.9 million for the three months ended March 31, 2001 primarily due to the receipt of proceeds from the follow-on offering in May 2000 which were placed in fixed deposits.

     Interest expense. Interest expense decreased from $3.7 million for the three months ended March 31, 2000 to $3.4 million for the three months ended March 31, 2001 due primarily to higher interest capitalization.

     Exchange gain (loss). We recognized an exchange gain of $1.8 million for the three months ended March 31, 2000 and a loss of $1.4 million for the three months ended March 31, 2001. The exchange gains and losses are due primarily to currency fluctuations between the U.S. dollar and the Singapore dollar and Japanese yen.

     Income tax expense. Income taxes increased from $3.8 million for the three months ended March 31, 2000 to $8.6 million for the three months ended March 31, 2001 due to taxes payable on the higher level of interest income and taxes payable on Fab 1's income as Fab 1 pioneer status expired on January 1, 2001. We have applied to the Economic Development Board for post-pioneer status for Fab 1 which, if successful, will allow Fab 1 to pay a concessionary tax rate of between 10% to 15%.

     Minority interest in loss of CSP. Minority interest in loss of CSP increased from $6.4 million for the three months ended March 31, 2000 to $18.0 million for the three months ended March 31, 2001 as a result of higher loss incurred by CSP. In the year-ago quarter, CSP was not yet in production and in the current quarter, utilization was low due to reduced demand.


LIQUIDITY AND CAPITAL RESOURCES

     As of March 31, 2001, our principal sources of liquidity included $841.1 million in cash and cash equivalents and $978.3 million of unutilized banking and credit facilities consisting of short and medium term advances and bank guarantees.

     Net cash provided by operating activities totaled $108.3 million for the three months ended March 31, 2001 and $144.6 million for the three months ended March 31, 2000. The net cash generated for the three months ended March 31, 2001 was mainly attributable to non-cash adjustments to net loss and a favorable working capital change. The net cash generated for the three months ended March 31, 2000 was mainly attributable to non-cash adjustments to net income and a favorable working capital change.

     Net cash used in investing activities totaled $164.5 million for the three months ended March 31, 2001 and $209.7 million for the three months ended March 31, 2000. Investing activities consisted primarily of capital expenditures totaling $164.6 million for the three months ended March 30, 2001 and $203.7 million for the three months ended March 31, 2000. Capital expenditures for the three months ended March 31, 2001 were mainly related to the purchase of semiconductor equipment for Fab 3, Fab 6 (CSP) and Fab 7.

     Net cash used in financing activities totaled $26.2 million for the three months ended March 31, 2001. This was principally the repayment of term loans partly offset by additional customer deposits received. Net cash provided by financing activities totaled $29.6 million for the three months ended March 31, 2000 and was principally from long term borrowings to finance our expansion and proceeds from issuance of shares by CSP to minority shareholders, partly offset by the refund of customer deposits and repayment of loans.


INVESTMENT IN SMP

     Our investment in SMP as of December 31, 2000 and March 31, 2001 is shown below:

                                                                                As of
                                                                     ----------------------------
                                                                     December 31,       March 31,
                                                                         2000             2001
                                                                     ------------       ---------
                                                                     (in thousands of US Dollars)
Cost                                                                   $120,959         $120,959
Share of retained post-formation losses                                 (30,551)         (58,245)
                                                                       --------         --------
                                                                       $ 90,408         $ 62,714
                                                                       ========         ========

     We account for our 49% investment in SMP using the equity method. Under the strategic alliance agreement, the parties do not share SMP's net results in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP's net results based on the gross profits from sales to the customers that we direct to SMP, after deducting our 49% share of the overhead costs.

     The summarized financial information for SMP is shown below:

                                                                                As of
                                                                     ----------------------------
                                                                     December 31,       March 31,
                                                                         2000              2001
                                                                     ------------       ---------
                                                                     (in thousands of US Dollars)
Current assets                                                         $102,618         $ 93,227
Other assets                                                              4,704            4,452
Property, plant and equipment                                           576,583          571,776
Current liabilities                                                      99,517           85,795
Long-term debt                                                          375,000          375,000
Other liabilities                                                            --           21,189
Shareholders' equity                                                    209,388          187,471

                                                                       Three Months Ended March 31,
                                                                       ----------------------------
                                                                         2000                 2001
                                                                       -------              -------
                                                                       (in thousands of US Dollars)
Net revenue                                                            $34,501              $67,147
Gross profit (loss)                                                     (1,254)               4,475
Operating income (loss)                                                 (1,809)               2,860
Net loss                                                                (4,597)                (404)


Item 3.  Quantitative and Qualitative Disclosures About Market Risk

     For a discussion of the above, please see the section captioned "Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Quantitative and

Qualitative Disclosures About Market Risk" in our Annual Report on Form 20-F dated March 21, 2001 which is incorporated herein by reference.


                           PART II -- OTHER INFORMATION


Item 1.  Legal Proceedings

     The Company is not involved in any legal proceedings that we believe would be harmful to the Company.


Item 2.  Changes in Securities and Use of Proceeds

     None


Item 3.  Defaults Upon Senior Securities.

     None.


Item 4.  Submission of Matters to a Vote of Security Holders.

     None.


Item 5.  Other Information

     On April 2, 2001, the Company issued $575.0 million of convertible notes due April 2, 2006, which bear interest at the rate of 2.50% per year and have a yield to maturity of 5.25% per year. Under certain conditions, the notes can be converted into the Company's ordinary shares or American Depositary Shares
(ADSs) at a conversion price of S$6.5170 per ordinary share (equivalent to approximately US$36.3611 per ADS, based on a fixed exchange rate of US$1.00 = S$1.7923, and the current ratio of ten ordinary shares per ADS). For more information about our convertible notes, please see the prospectus filed pursuant to Rule 424(b)(5) of the Securities Act of 1933 as filed with the Securities and Exchange Commission on March 29, 2001.


Item 6.  Exhibits and Reports on Form 6-K

(a)      Exhibits

(*)4.1 Indenture dated as of April 2, 2001 by and between the Company and Wells Fargo Bank Minnesota, National Association.

------------
(*) Filed as an exhibit to the Company's Current Report on Form 6-K dated
    April 4, 2001, which is incorporated herein by reference.

(*)4.2 Supplemental Indenture dated as of April 2, 2001 by and between the Company and Wells Fargo Minnesota, National Association.

(+)10.1 Amendment Agreement (No. 1) dated July 31, 2000 to Technology Transfer Agreement dated February 17, 1998 between Lucent Technologies Inc. and the Company.

(+)10.2 Amendment Agreement (No. 2) dated March 20, 2001 to Technology Transfer Agreement dated February 17, 1998 between Agere Systems Inc. (formerly known as the "Microelectronics Group of Lucent Technologies Inc.") and the Company.

(+)10.3 Amendment Agreement (No. 2) dated March 22, 2001 to License and Technology Transfer Agreement dated February 17, 1998 between the Company, Agere Systems Singapore Pte Ltd (formerly known as "Lucent Technologies Microelectronics Pte Ltd") and Silicon Manufacturing Partners Pte Ltd.

(**)99.1 The Company's proxy statement for the annual shareholders' meeting to be held on May 30, 2001.

(b)      Reports on Form 6-K

     During the quarter ended March 31, 2001, the Company filed the following current reports on Form 6-K:

1. On January 30, 2001, we filed a Form 6-K reporting the announcement of our results for the quarter and year ended December 31, 2000.

2. On February 20, 2001, we filed a Form 6-K to report our revisions in plans for Fab 7, bringing it on line as a 300mm fab.

3. On February 28, 2001, we filed a Form 6-K to report the announcement of our new guidance for the quarter ended March 31, 2001.

4. On March 2, 2001, we filed a Form 6-K reporting the announcement of Chartered's President and CEO, Barry Waite, taking temporary medical leave to recover from surgery.

------------
(*) Filed as an exhibit to the Company's Current Report on Form 6-K dated April 4, 2001, which is incorporated herein by reference.

(+) Certain portions of these exhibits have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omitted portions have been separately filed with the Commission.

(**) Filed as an exhibit to the Company's Current Report on Form 6-K dated April
     18, 2001, which is incorporated herein by reference.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: May 15, 2001



                                    CHARTERED SEMICONDUCTOR
                                    MANUFACTURING LTD


                                    By: /s/ Barry Waite
                                    --------------------------------------------
                                    Name:  Barry Waite
                                    Title: President and Chief Executive Officer


                                    By: /s/ Chia Song Hwee
                                    --------------------------------------------
                                    Name:  Chia Song Hwee
                                    Title: Senior Vice President, Chief
                                           Financial Officer and Chief
                                           Administrative Officer

                                  Exhibit Index

(*)4.1 Indenture dated as of April 2, 2001 by and between the Company and Wells Fargo Bank Minnesota, National Association.

(*)4.2 Supplemental Indenture dated as of April 2, 2001 by and between the Company and Wells Fargo Minnesota, National Association.

(+)10.1 Amendment Agreement (No. 1) dated July 31, 2000 to Technology Transfer Agreement dated February 17, 1998 between Lucent Technologies Inc. and the Company.

(+)10.2 Amendment Agreement (No. 2) dated March 20, 2001 to Technology Transfer Agreement dated February 17, 1998 between Agere Systems Inc. (formerly known as the "Microelectronics Group of Lucent Technologies Inc.") and the Company.

(+)10.3 Amendment Agreement (No. 2) dated March 22, 2001 to License and Technology Transfer Agreement dated February 17, 1998 between the Company, Agere Systems Singapore Pte Ltd (formerly known as "Lucent Technologies Microelectronics Pte Ltd") and Silicon Manufacturing Partners Pte Ltd.

(**)99.1 The Company's proxy statement for the annual shareholders' meeting to be held on May 30, 2001.

------------
(*) Filed as an exhibit to the Company's Current Report on Form 6-K dated April 4, 2001, which is incorporated herein by reference.

(+) Certain portions of these exhibits have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omitted portions have been separately filed with the Commission.

(**) Filed as an exhibit to the Company's Current Report on Form 6-K dated
     April 18, 2001, which is incorporated herein by reference.